February 24, 2026

Jeffrey Sprau
Chief Executive Officer
Legence Corp.
1601 Las Plumas Avenue
San Jose, CA 95133

        Re: Legence Corp.
            Draft Registration Statement on Form S-1
            Submitted February 17, 2026
            CIK No. 0002052568
Dear Jeffrey Sprau:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Billy Vranish